Exhibit (a)(1)(k)

GSI Group and Excel Technology Announce Expiration of Hart-Scott-Rodino

Waiting Period

BEDFORD, MA – July 29, 2008: GSI Group Inc., (Nasdaq: GSIG) and Excel Technology, Inc. (Nasdaq: XLTC) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR), with respect to GSI’s indirect wholly owned subsidiary’s cash tender offer for all outstanding shares of Excel Technology common stock at a price of $32.00 per share, expired at 11:59 P.M., New York City time, on July 28, 2008. The tender offer was commenced on July 23, 2008, pursuant to the previously announced merger agreement among GSI Group, its wholly owned subsidiary and Excel Technology.

The expiration of the HSR waiting period satisfies part of one of the conditions to the tender offer. Consummation of the tender offer remains subject to the tender of a majority of Excel Technology shares on a fully diluted basis and the satisfaction of certain other conditions.

About GSI Group Inc.

GSI Group Inc. supplies precision technology to the global medical, electronics, and industrial markets and semiconductor systems. GSI Group Inc.’s common shares are listed on Nasdaq (GSIG).

About Excel Technology

Founded in 1985, Excel and its wholly owned subsidiaries manufacture and market photonics-based solutions, consisting of laser systems and electro-optical components, primarily for industrial/commercial and scientific applications.